Exhibit 12.1

EP ENERGY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings
(Loss) income from continuing operations before income taxes	$(203)	$(26)	$(4,326)	$1,159	$8
Loss from equity investees	—	—	—	—	12
(Loss) income before income taxes before adjustment for loss from equity investees	(203)	(26)	(4,326)	1,159	20

Fixed charges	331	318	346	341	375
Distributed income of equity investees	—	—	—	—	24
Capitalized interest	(4)	(4)	(14)	(21)	(19)
Total earnings available for fixed charges	$124	$288	$(3,994)	$1,479	$400

Fixed charges
Interest and debt expense	$330	$316	$344	$339	$373
Interest component of rent	1	2	2	2	2
Total fixed charges	$331	$318	$346	$341	$375

Ratio of earnings to fixed charges(1)	—	—	—	4.35x	1.07x

(1)
Earnings for the years ended December 31, 2017 and 2016 were inadequate to cover fixed charges by $207 million and $30 million, respectively. Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $4,340 million, primarily due to non-cash impairment charges of approximately $4.3 billion associated with proved and unproved oil and natural gas properties related to a decline in commodity prices.

For purposes of computing these ratios, earnings means income (loss) from continuing operations before income taxes before income or loss from equity investees, adjusted to reflect actual distributions from equity investments and fixed charges less capitalized interest.  Fixed charges means the sum of interest costs (not including interest on tax liabilities which is included in income tax expense on our income statement), amortization of debt costs and that portion of rental expense we believe reflects a reasonable approximation of the interest component of rent expense.